Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	June 29,	June 30,	July 1,
	2007	2006	2005
	(In millions except ratios)

Earnings:
Net Income	$480.4	$237.9	$202.2
Plus: Income Taxes	190.9	142.9	96.2
Fixed Charges	52.2	46.7	33.0
Amortization of Capitalized Interest	—	—	—
Less: Interest Capitalized During the Period	—	—	—
Undistributed Earnings in Equity Investments	—	—	—

	$723.5	$427.5	$331.4

Fixed Charges:
Interest Expense	$41.1	$36.5	$24.0
Plus: Capitalized Interest	—	—	—
Interest Portion of Rental Expense	11.1	10.2	9.0

	$52.2	$46.7	$33.0

Ratio of Earnings to Fixed Charges	13.86	9.15	10.04